UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

15/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 20, 2026, Jianzhi Education Technology Group Company Limited (the “Company”) (Nasdaq: JZ) held an extraordinary general meeting of shareholders (the “Meeting”) at 5F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, China.

At the Meeting, shareholders of the Company passed the following resolution:

1.	Resolved as an ordinary resolution that:

(i)	the authorized share capital of the Company be increased with effect immediately from US$1,000,000 divided into (a) 9,900,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each TO US$100,000,000 divided into (a) 800,000,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 200,000,000,000 class B ordinary shares of a par value of US$0.0001 each, by creation of an additional 790,100,000,000 class A ordinary shares of a par value of US$0.0001 each and an additional 199,900,000,000 class B ordinary shares of a par value of US$0.0001 each (the “Increase of Authorized Share Capital”); and

(ii)	any one director of the Company (the “Director”) be and is hereby authorised to execute all such documents, instruments and agreements and to do all such acts or things s/he considers necessary, desirable or expedient to give effect to or in connection with the matters contemplated in and for completion of the Increase of Authorized Share Capital.

2.	Resolved as a special resolution that, upon the Increase of Authorized Share Capital becoming effective:

(i)	the existing second amended and restated memorandum of association (the “Memorandum”) and articles of association (the “Articles”) be amended as follows:

a)	clause 8 of the Memorandum be amended by deleting in its entirety and replacing it with the following new clause 8:

“8. The share capital of the Company is US$100,000,000 divided into (a) 800,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and (b) 200,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each.”

b)	Article 3(1) of the Articles be amended by deleting in its entirety and replacing it with the following new article 3(1):

“3. (1) The share capital of the Company at the date on which these Articles come into effect shall be divided into (a) 800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 200,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.”

c)	article 60(1) of the Articles be amended by deleting the words “ten (10)” and by replacing it with “five (5)”;

d)	article 62(2) of the Articles be amended by deleting the words “in nominal value of the total issued voting shares in the Company” and replacing it with “of the total voting rights attached to the total issued voting shares”;

e)	article 63 of the Articles be amended by deleting in its entirety and replacing it with the following new article 63:

“63. If within fifteen (15) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same time and place on the next day or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within fifteen (15) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for holding the meeting, the Member(s) present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative shall form a quorum.”

(ii)	the proposed third amended and restated memorandum and articles of association of the Company (the “Third Restated M&A”), the form of which is annexed as Exhibit A to the notice of the Meeting be adopted in their entirety and in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with effect immediately upon the Increase of Authorized Share Capital taking effect; and

(iii)	any one Director or officer of the Company be and is hereby authorised to do all things necessary to implement the adoption of the Third Restated M&A.

The Company’s Third Restated M&A is furnished herewith as Exhibit 3.1 to this report on Form 6-K.

Exhibit Index

Exhibit No.	Description
Exhibit 3.1	Third Amended and Restated Memorandum and Articles of Association, effective on April 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

	By:	/s/ Yong Hu
	Name:	Yong Hu
	Title:	Director and Chief Executive Officer

Date: April 30, 2026

3